Mark J. DeCesaris
Chief Financial Officer
TEL +1-212-492-1140
FAX +1-212-492-8922
mdecesaris@wpcarey.com
July 8, 2011
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	W. P. Carey & Co. LLC Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 1-13779
Dear Mr. Woody:
Set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated June 23, 2011 with respect to the Form 10-K for the year ended December 31, 2010 filed by W. P. Carey & Co. LLC (the “Company”). Please note that for the Staff’s convenience, the Company has recited each of the Staff’s comments in bold, and provided the Company’s response to each comment immediately thereafter.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 8, 2011

Form 10-K for the fiscal year ended December 31, 2010
Item 1. Business, page 2
1.	We note that, in 2010, you made investments for your owned real estate portfolio totaling $76.8 million. In future Exchange Act periodic reports, to the extent you have material acquisitions or dispositions in the period, please provide capitalization rate disclosure. Please also include a clear description of how you calculate NOI and purchase price for this purpose.
The Company invests primarily in commercial properties that are triple net leased to single corporate tenants. Such arrangements require each tenant to pay substantially all of the costs associated with operating and maintaining the property. Accordingly, in connection with the Company’s real estate portfolio, the Company calculates net operating income (“NOI”) for each property as the rent that it receives from a tenant, less debt service for any financing obtained for the Company’s investment in such property. Along these lines, the capitalization rate for an investment is a function of (i) the purchase price that the Company is willing to pay for the investment, coupled with (ii) the risk that the Company is taking in such investment.
To the extent that the Company makes a material acquisition or disposition in any future period, the Company will revise its disclosure to more clearly describe how it determines the capitalization rate, NOI and the purchase price with respect to any such an event.
2.	In future Exchange Act periodic reports, to the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.
The Company notes the Staff’s comment. Going forward, beginning with its third quarter filing for fiscal 2011, the Company will revise, to the extent practicable, its disclosures to include a quantification of the percentage of leases that have escalators and a range of escalation.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 8, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 22
3.	Please advise us whether management considers funds from operations (“FFO”) to be a key performance indicator. We may have further comment.
In evaluating the Company’s performance, management considers various performance metrics that, in management’s opinion, are important to investors. Such metrics include funds from operations, as adjusted, as well as various other metrics that are not defined by generally accepted accounting principles in the United States (“GAAP”) such as adjusted cash flow from operating activities.
Under the Company’s existing business model, several of its investments are co-owned via joint venture agreements between the Company and the CPA® REITs that it manages. In accordance with GAAP, such investments are accounted for under the equity method of accounting. Management believes that traditional GAAP metrics such as net income and cash flow from operations do not fully allow investors to evaluate the performance of the Company or understand the true nature of the Company’s cash flows. Accordingly, the Company provides various non-GAAP metrics, including funds from operations, as adjusted, to investors through quarterly supplemental reports furnished via filings on Form 8-K.
4.	In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the reported period to include a discussion of the volume of new or renewed leases, tenant improvement costs, leasing commissions, tenant concessions, and a comparison of new rents on renewed leases to prior rent.
The Company notes the Staff’s comment. Going forward, beginning with its third quarter filing for fiscal 2011, the Company will expand its disclosure of leasing activities to include a discussion of the volume of new or renewed leases, tenant improvement costs, leasing commissions, tenant concessions, and a comparison of new rents on renewed leases to prior rent.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 8, 2011

Lease revenues, page 32
5.	In future Exchange Act periodic reports, please disclose the impact of any tenant concessions, such as free rent, as well as tenant expense reimbursements, on annual rental income.
The Company notes the Staff’s comment. While the Company does not generally provide for tenant concessions in its leases, going forward, beginning with its third quarter filing for fiscal 2011, the Company will disclose, to the extent applicable and material, the impact of any such concession, such as free rent, as well as tenant expense reimbursements, on annual rental income.
Financial Statements
Note 2. Summary of Significant Accounting Policies
Basis for Consolidation, page 56
6.	We note that you relied upon a limited-scope deferral and applied your consolidation analysis related to CPA REITs in accordance with previously issued guidance on VIEs. Please provide us with an analysis that explains how you were able to reach the conclusion that you met all of the conditions to qualify for the limited-scope deferral.
ASC 946-10-15-3 is explicit that, while real estate investment trusts (“REITs”) may have attributes similar to investment companies, the guidance in ASC 946 does not apply to REITs as the accounting for REITs is covered by other sections of GAAP. Further, ASC 810-10-65-2 identifies a mortgage real estate investment fund as an example of an entity that may meet the conditions for the limited scope deferral. As further discussed below, the Company is of the opinion that its relationship with the CPA® REITs satisfies the requirements outlined in paragraphs (a) through (d) of ASC 946-10-15-2, Financial Services — Investment Companies, and thus qualifies for the limited-scope deferral provided in the guidance:
a)	Investment activity: The investment company’s primary business activity involves investing its assets, usually in the securities of other entities not under common management, for current income, appreciation, or both.
As outlined in their existing public disclosures, the CPA® REITs invest primarily for current income, and to a lesser degree, for capital appreciation. Along these lines, substantially all of the CPA® REITs’ investments consist of direct ownership in real estate properties, with a smaller portion made up of real estate related assets such as commercial mortgage backed securities and other real estate related investments. The remaining portion of the CPA® REITs’ investment portfolio consists of money market instruments, cash and other cash equivalents. Thus, the CPA® REITs’ stated business purpose, to invest primarily for current income, and to a lesser degree, for capital appreciation, is achieved through a portfolio comprised of diversified real estate investments.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 8, 2011

While the investments of the CPA® REITs are often managed by the Company, the Company is of the opinion that there is a distinction to be made between managing an operating company, on the one hand, and property management, on the other. Shared management of distinct operating companies implies a centralization of operating functions such as production, marketing and human resources, where the goal is to provide synergies, thus reducing overall costs. Contrastingly, property management involves the day to day activities required to maintain the value of a real estate investment. Real estate investors, such as the Company, typically engage property managers to maintain the physical property, enhance the tenant base and perform administrative recordkeeping services.
The CPA® REITs’ properties are managed by an affiliate of the Company, whose services are provided at market rates and are limited to basic administrative activities given the triple net lease structure, which, as stated above in response to the Staff’s first comment, generally requires that each tenant operate and maintain the property. Thus, the “management services” performed for the CPA® REITs are less properly categorized as property management services (because as previously stated, under the terms of the triple net leases, such services are generally performed by the tenant) and more properly categorized as asset management services aimed at protecting the CPA® REITs’ investments.
b)	Unit ownership: Ownership in the investment company is represented by units of investments, such as shares of stock or partnership interests, to which proportionate shares of net assets can be attributed.

The ownership of the CPA® REITs is in the form of shares of common stock, which entitle investors to their proportionate share of net assets.
c)	Pooling of funds: The funds of the investment company’s owners are pooled to avail owners of professional investment management.
The funds invested in the CPA® REITs are pooled in order to provide investors with professional investment management through the Company’s wholly-owned subsidiary, Carey Asset Management Corp. The shares of common stock in the CPA® REITs are quite widely held given that the CPA® REITs have a relatively low minimum investment amount (generally $2,000).

Mr. Kevin Woody
United States Securities and Exchange Commission
July 8, 2011

d)	Reporting entity: The investment company is the primary reporting entity.
The CPA® REITs are the primary reporting entities for their respective investors.
Further, the Company does not have any express or implied obligations to fund the losses of any CPA® REIT, nor does the Company provide any form of guarantee to the CPA® REITs. Lastly, the CPA® REITs are not securitization entities, asset-backed financing entities, or entities formerly considered qualifying special-purpose entities.
Note 6. Equity Investments in Real Estate and CPA REITS
Interests in Unconsolidated Real Estate Investments, page 69
7.	We note that you have investment interests in properties leased to U.S. Airways Group and Consolidated Systems which are accounted for under the equity method where your interests are 75% and 60% of the respective properties. Please tell us how you determined that equity method was the appropriate accounting treatment for these properties which you have indicated by footnote are tenant-in-common interests. In your response, please tell us if the remaining interests in these properties are held by affiliates and tell us how you make the policy distinction between determining whether to consolidate or treat under the equity method as you have described in paragraph 4 on page 64.
The Company’s investments in the properties leased to U.S. Airways Group (the remainder of which is owned by a third party) and Consolidated Systems (the remainder of which is owned by one of the CPA® REITs) are investments in real property owned by undivided interests subject to joint control by the owners. The Company accounts for such investments in accordance with guidance in ASC 970-323-25-12, Real Estate — General, which requires that real estate ventures with ownership in the form of undivided interests that are subject to some level of joint control be presented in the same manner as investments in non-controlled partnerships.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 8, 2011

8.	Please tell us and disclose the basis for recording your investment in real estate leased by Federal Express and Amylin Pharmaceuticals below zero.
The negative investment balances in the aforementioned investments were primarily attributable to distributions received by the investors from the proceeds of a non-recourse financing in excess of the carrying value of these investments.
Distributing cash to investors in amounts that exceed the investors’ basis in an investment often occurs with regard to real estate investments given the long-term appreciation of the underlying asset combined with a refinancing transaction. Additionally, this result can often stem from recurring break-even or GAAP losses combined with positive cash from operations being distributed.
For purposes of evaluating whether its investment basis should be recorded below zero, the Company sought guidance from ASC 323-10-35-19, Investments — Equity Method and Joint Ventures. This provision states that “[t]he investor ordinarily should discontinue applying the equity method when the investment (and net advances) is reduced to zero and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.” Thus, while stating a general presumption that losses should not be recognized in excess of the investment, the guidance acknowledges that recognition of losses in excess of the amount of the investment is appropriate in some circumstances and that the recognition of such excess losses is not limited to the situations in which the investor is committed to absorb such losses because of its guarantee of investee obligations.
Additionally, ASC 323-10-35-21 expressly states that losses should be recognized in excess of investment when the imminent return to profitable operations by an investee appears to be assured. In connection with the Company’s investments in the properties leased by Federal Express and Amylin Pharmaceuticals, the Company considered the respective operating circumstances of these investments and concluded that, because abandonment is unlikely, cash distributions received in excess of its investments should be recognized as such amounts represent the realization of proceeds received from a non-recourse financing associated with the appreciated value of the real estate (that has not been recognized for GAAP purposes). Furthermore, given that the negative investment was generated primarily by a refinancing of the underlying assets (due to their appreciation in value), the Company believes that these are profitable operations and that abandonment of its investment is unlikely.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 8, 2011

For the foregoing reasons, the Company believes that it is appropriate to reduce its investment below zero.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We thank the Staff for its attention to this filing. If you have any questions regarding our response, please contact me at 212-492-1140.

Sincerely,
/s/ Mark J. DeCesaris
Mark J. DeCesaris
Chief Financial Officer
Enclosures
cc: Howard Efron